Exhibit 12

E.  I.  DU  PONT  DE  NEMOURS  AND  COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2014	2013
Income from continuing operations before income taxes	$1,802	$1,774
Adjustment for companies accounted for by the equity method	41	8
Less: Capitalized interest	(11)	(10)
Add: Amortization of capitalized interest	9	9
	1,841	1,781
Fixed charges:
Interest and debt expense	103	117
Capitalized interest	11	10
Rental expense representative of interest factor	25	30
	139	157
Total adjusted earnings available for payment of fixed charges	$1,980	$1,938
Number of times fixed charges earned	14.2	12.3